February 28, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Susan Block, Attorney-Advisor Joshua Ravitz, Attorney-Advisor Division of Corporation Finance

Re:	OSI Restaurant Partners, Inc. Schedule 13E-3 Filed January 17, 2007 File No. 005-41973 Preliminary Schedule 14A Filed January 17, 2007 File No. 001-15935
Dear Ms. Block:
As special counsel to the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 20, 2007 addressed to Joseph J. Kadow with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Schedule 14A (the “Proxy Statement”).

Securities and Exchange Commission
February 28, 2007

In connection with this response to the staff’s comments, the Company is filing Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which includes a revised version of the preliminary proxy statement relating to the special meeting of stockholders of the Company to be held to consider the proposed acquisition of the Company by Kangaroo Holdings, Inc. (“Kangaroo Holdings”). Kangaroo Holdings is controlled by an investor group comprised of investment funds affiliated with the private equity firms Bain Capital Partners, LLC and Catterton Management Company, LLC.
To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the questions raised. Please note that, as appropriate, the Company has included changes to the Schedule 13E-3, and page references are to the enclosed marked copy of Amendment No. 1. Terms not otherwise defined shall have the meaning ascribed to them in the Schedule 13E-3.
We have sent to your attention three courtesy copies of this letter and Amendment No. 1, marked to show changes against the Schedule13E-3 filed with the Commission on January 17, 2007.

Securities and Exchange Commission
February 28, 2007

Schedule 13E-3
General
1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that Kangaroo Holdings, Inc., Kangaroo Acquisition, Inc., Bain Capital Fund IX, L.P., Bain Capital Partners, LLC, Catterton Partners VI, L.P., Catterton Partners VI, Offshore, L.P., and Catterton Management Company, LLC (and any other owners of the acquisition entities) are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.

The Company respectfully advises the staff that it believes Kangaroo Holdings, Kangaroo Acquisition, Inc. (“Kangaroo Acquisition”), Bain Capital Fund IX, L.P., Bain Capital Partners, LLC, Catterton Partners VI, L.P., Catterton Partners VI, Offshore, L.P. and Catterton Management Company, LLC (together, the “Buyers”) are not affiliates of OSI engaged in a going private transaction.

Rule 13e-3 defines an “affiliate” of the issuer, in this case OSI, as a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. The element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the issuer. Rather than a bright-line test, the Commission has noted that “affiliate” status depends upon all relevant facts and circumstances of the particular transaction.

On behalf of the filing persons, we respectfully submit that the only basis on which Kangaroo Holdings and Kangaroo Acquisition, and their owners, could be found to be affiliates of OSI would be on the basis of the nature of the relationship between Kangaroo Holdings and Kangaroo Acquisition, on the one hand, and the OSI Investors which are filing persons, on the other hand. Kangaroo Holdings and Kangaroo Acquisition, and their owners, are not shareholders of OSI and, other than the rights of Kangaroo Holdings and Kangaroo Acquisition under the Merger Agreement, have no right to acquire any shares of OSI. Accordingly, they have no right or ability to control OSI which is not dependent upon the nature of the relationship they may have with the OSI Investors, which are filing persons, and a determination that such OSI Investors are affiliates of Kangaroo Holdings and Kangaroo Acquisition. As stated below, the Company believes such a determination would be unwarranted.

Securities and Exchange Commission
February 28, 2007

Kangaroo Holdings and Kangaroo Acquisition are not in a control relationship with respect to OSI based on the following:

The OSI Investors are not affiliates of the Buyers because their ownership percentage in Kangaroo Holdings is expected to be at a level that is not material and because they will not, individually or as a group, be able to control the outcome of shareholder actions. Although, as noted below, the Buyers have no binding arrangements with the OSI Investors, upon the closing of the merger, it is expected that none of the OSI founders (Messrs. Sullivan, Basham and Gannon) will individually own more than 8.3% of the fully diluted common stock of Kangaroo Holdings. Moreover, it is also expected that none of the other OSI Investors who are filing persons will own more than 1.5% of the fully diluted common stock of Kangaroo Holdings upon the closing of the merger. Mr. Sullivan, Mr. Basham, Mr. Gannon, Mr. Allen, Mr. Avery, Mr. Kadow and Mr. Montgomery are expected to each own approximately 6.0%, 8.3%, 1.0%, 1.5%, 1.0%, 0.3% and 0.3%, respectively, upon the closing of the merger. These ownership levels demonstrate that none of the OSI Investors would have the ability, individually or in the aggregate, to approve or veto, or otherwise control, any shareholder action and that the Buyers would have the ability to control the outcome of shareholder actions. Moreover, it is anticipated that the shareholder arrangements to be entered into with the OSI Investors and the Buyers will require the OSI Investors to sell their shares of stock in circumstances beyond their control, individually or as a group, as part of a sale of the Company. In addition, it is anticipated that these arrangements will require the OSI Investors to vote their shares of Kangaroo Holdings stock in favor of any sale, recapitalization, merger, consolidation, reorganization or any other transaction or series of transactions involving Kangaroo Holdings or its subsidiaries in the same manner as shareholders which are investment funds sponsored by Bain Capital Partners vote their votes in connection with a sale of the Company.

The OSI Investors are not affiliates of the Buyers because they will not, individually or as a group, have the ability to approve or veto any board action or control the outcome of any matter considered by the board. Only Mr. Sullivan, Mr. Basham and Mr. Allen are expected to have a seat on the board of Kangaroo Holdings, with one vote each on each matter submitted to the board. In addition, representatives of the Buyers have informed us that they anticipate a board size of nine members with each remaining position to be filled with a representative of the Buyers, none of whom will be OSI Investors or other employees of OSI. The Company notes that the Commission in adopting Rule 13e-3 stated that “[t]he Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” (See Note 6, Release No. 34-16075.) Although, as noted below, the Buyers have no binding arrangements with the OSI Investors, it is expected that each of the OSI founders and Messrs.

Securities and Exchange Commission
February 28, 2007

Allen, Avery, Kadow and Montgomery will enter into an employment agreement. These agreements are expected to provide for a base salary identical to each individual’s existing base salary and otherwise be on terms that are reasonable and customary and reflect the position of such individual within the senior management of OSI. The OSI founders’ expected board positions and employment agreements should not constitute a “control” relationship with Kangaroo Holdings or Kangaroo Acquisition.

OSI is not obligated to consummate the transaction unless a majority in interest of its shareholders (excluding the OSI Investors) approve the transaction. As described in the Commission’s Interpretive Release Relating to Going Private Transactions Under Rule 13e-3 (the “Interpretive Release”), Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects those transactions may have upon the confidence of investors generally. The need for that protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This was due in part to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. As indicated in the Interpretive Release, the existence of a shareholder vote in and of itself is not dispositive, since in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. However, in this case, without the approval of the holders of at least a majority of OSI common stock (other than the OSI Investors), the requisite approval would not be obtained, from the Buyers’ perspective, as OSI has no obligation to close the transaction. In addition, the Buyers would have no right to force OSI to close the transaction, assuming the failure to obtain the requisite shareholder approval was not caused by a breach by OSI of any of its covenants or representations and warranties in the merger agreement. Under these circumstances, OSI would have the ability to terminate the merger agreement without having to pay the Buyers any termination fee, except in limited circumstances involving consummation of an alternative deal with a different buyer within a defined time period following the failure to obtain the requisite shareholder approval.

Management did not direct or participate in the extensive negotiations on the terms of the merger agreement. The Special Committee of the board of OSI conducted extensive negotiations of the terms of the merger agreement with the Buyers at arm’s-length. As the “Special Factors — Background of the Merger” section of the Proxy Statement (page 22) indicates, these negotiations occurred without the involvement of the OSI Investors concerning the terms of the merger agreement. The Special Committee retained and received advice on the financial and other terms of the transaction from its independent legal and financial advisers.

Securities and Exchange Commission
February 28, 2007

None of the Buyers has any binding commitments or agreements with any of the OSI Investors and the Buyers have no right to refuse to consummate the transaction if such agreements are not executed. The Buyers have not entered into any binding agreements with any of the OSI Investors concerning their equity participation in Kangaroo Holdings, nor have they entered into any binding agreements concerning the terms of their continuing employment. Moreover, the entry into binding commitments or agreements concerning these matters is not a condition to the closing of the transaction. Kangaroo Holdings and Kangaroo Acquisition have no right to terminate the merger agreement or otherwise refuse to consummate the transaction if some or all of the OSI Investors fail to exchange any of their OSI equity securities for common stock of Kangaroo Holdings or fail to execute employment agreements or other agreements with the Buyers. While the Company believes that the absence of binding agreements and the absence of a closing condition concerning those agreements are not necessary to reach its conclusion that none of the Buyers is required to be a filing person, the Company believes that their absence provides additional support for the conclusion that the Special Committee of the board of directors of OSI structured the negotiation of the terms and conditions of the sale of OSI in a manner consistent with the aims of Rule 13e-3 and that the OSI Investors are not affiliates of the Buyers. The absence of binding agreements indicates that the Special Committee conducted negotiations at arm’s-length and principally to accomplish the goals of precluding OSI management from exerting any control or influence, or creating the perception thereof, with respect to the conduct and outcome of the negotiations and ensuring that the Buyers deliver the most value possible to OSI shareholders.

For the reasons discussed above, the OSI Investors believe that none of the OSI Investors are affiliates of Kangaroo Holdings and Kangaroo Acquisition and that the Buyers, therefore, are not required to be filing persons with respect to the Schedule 13E-3.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Securities and Exchange Commission
February 28, 2007

We respectfully advise the staff to review the response to comment 1 above.

3.	General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

The filing persons believe that all disclosure required by Items 3, 5, 6, 10 and 11 of General Instruction C to Schedule 13E-3 has been provided as required for all filing persons. We respectfully advise the staff to review the response to comment 1 above with respect to additional filing persons.
Introduction
4.	Note that each filing person is an affiliate of the company for purposes of Rule 13e-3. In this respect, revise the last sentence of this section to so state or delete the current language.

In response to the staff’s comment, the last sentence of the Introduction has been deleted.
Item 3. Identity and Background of Filing Persons
5.	Please delete the phrase “to the knowledge of OSI” in regards to the disclosure as to whether or not each filing person has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding during the past five years. Please provide an affirmative statement for each filing person as to whether or not he or she has been involved in such a proceeding during the past five years. Please refer to Item 1003(c)(3) and (4) of Regulation M-A.

In response to the staff’s comment, the language noted by the staff has been deleted and additional disclosure has been provided on page 18 of the Proxy Statement.

6.	Please provide the address of any corporation or other organization in which the employment or occupation of a filing person is conducted. For example, the address for ConAgra Foods, Inc. and Express are not provided for Mr. Montgomery on page 3. Refer to Item 1003(c)(2) of Regulation M-A. Note that the information required by Item 3 must be included in the document delivered to security holders.

In response to the staff’s comment, additional disclosure on pages 16-17 of the Proxy Statement has been provided.

7.	Provide the current principal occupation or employment, as well as all material occupations, positions, offices, or employment during the past five years, for all

Securities and Exchange Commission
February 28, 2007

filing persons. For example, if Mr. Allen is a member of your board of directors, then please state this fact. Also, you state on page 4 that Ms. Fields is the founder of Mrs. Fields, Inc. but do not indicate what positions she held there, if any, in the last five years. Refer to Item 1003(c)(1) and (2) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 16-17 of the Proxy Statement has been modified.
Preliminary Schedule 14A
8.	Please fill in the blanks in the proxy statement.

We understand that the blanks in the Proxy Statement will need to be completed prior to filing a definitive proxy statement and will do so prior to that time or, if earlier, as information is available.
Summary Term Sheet, page 1
General
9.	The summary section should address the information required by Item 1013 of Regulation M-A for OSI and the OSI Investors.

Item 1001 of Regulation M-A requires that the most material terms of the transaction be briefly described in bullet point format in order to provide security holders with sufficient information to understand the essential features and significance of the transaction. Although we do not believe that all of the information required by Item 1013 of Regulation M-A is required in order to present the most material terms of the transaction or is necessary to understand the essential features and significance of the transaction, the material information required by Item 1013 of Regulation M-A has been provided in the bullet points entitled “Going Private Transaction” on page 2 and “Purpose of the Transaction” on page 3. Those bullet points also include cross references to other sections in which the remaining information required by Item 1013 of Regulation M-A is included.

10.	In an appropriate place in the Summary Term Sheet, please include an aggregate figure for the dollar amount OSI’s Directors and Executive Officers would receive in the merger from any source, including from shares not exchanged for shares in the Parent.

In response to the staff’s comment, the disclosure on page 5 of the Proxy Statement has been modified.

11.	Please note that the determination as to the fairness of the transaction must be made to the unaffiliated stockholders. See Item 8 of Schedule 13E-3. We note, for example, the reference on page 2 to the special committee’s and board’s

Securities and Exchange Commission
February 28, 2007

determination that the transaction is “fair to and in the best interests of our stockholders,” and on page 3 to the OSI Investors’ belief that the merger is “fair to our stockholders.” See also the Board’s determination on page 30 that the merger is “fair to and in the best interests of OSI’s stockholders, other than the OSI Investors as to whom the Board expresses no opinion.” Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated stockholders. Also, please revise to specifically state that the determination addresses both substantive and procedural fairness.

In response to the staff’s comment, the disclosure on pages 2 and 3 of the Proxy Statement has been modified.
Special Committee, page 2
12.	We note that you provide the names of the independent directors here who make up the special committee. Please also indicate who the non-independent directors are, as you do in the fifth paragraph on page 21.

In response to the staff’s comment, the disclosure on page 2 of the Proxy Statements has been modified.
Required Vote, page 3
13.	You indicate that the Merger Agreement requires holders of a majority of the outstanding shares of your common stock vote for the adoption of the Merger Agreement without consideration as to the vote of any shares held by the OSI investors. Please disclose the number of outstanding shares of your common stock less the shares held by OSI Investors.

In response to the staff’s comment, the disclosure on page 3 of the Proxy Statement has been modified.
Interests of OSI’s Directors and Executive Officers in the Merger, page 4
14.	Please indicate what “other members of management” you are referring to in the second and sixth bullet points, why they may be given the opportunity to exchange their restricted or unrestricted stock for shares of the Parent, Kangaroo Holdings, Inc., at what specific dollar price, and the expected timing of their decision. Please advise us why these members of management who may hold stock in Kangaroo Holdings are not affiliates engaged in a going private transaction.

As noted in response to comment 1, the filing persons believe that these additional members of management are not affiliates of the Company engaged in a going private transaction because they had no involvement in any of the negotiations concerning the transaction and no ability to influence the terms of the transaction. As evidence of their lack of involvement in negotiations and their

Securities and Exchange Commission
February 28, 2007

lack of ability to influence the transaction, these individuals were not aware of the opportunity to exchange their OSI common stock for Parent common stock until well after the execution of the Merger Agreement. Moreover, it is expected that no more than 285,000 shares in the aggregate will actually be exchanged, representing less than 0.4% of the Company.

These members of management are expected to consist of approximately 25 individuals who the Company considers as being important to the success of the Company. The opportunity to exchange shares of OSI common stock for Parent common stock is intended to provide an equity-based incentive and also to provide a retention benefit. The opportunity also reflects the Company’s long-standing belief that employees should share in the performance of the Company. The deadline for responding to this opportunity to participate was February 23, 2007. Moreover, no arrangements reflecting the potential exchange have been entered into.

15.	We note your disclosure that these other members of management may be given the opportunity to exchange stock at the same price per share as the OSI Investors, the Bain Capital Funds and the Catterton Partners Fund. From this disclosure it appears that Bain Capital Funds and the Catterton Partners Fund are participating in the exchange. Please explain with a view towards disclosure.

In response to the staff’s comment, the disclosure on page 4 of the Proxy Statement has been modified.

16.	Please explain here or in another appropriate location in the proxy statement what is a qualifying termination and whether the proposed change will constitute such a termination and trigger the related payments.

In response to the staff’s comment, the disclosure on page 4 of the Proxy Statement has been modified.
Financing, page 5
17.	You indicate that the closing of the merger is not conditioned on the receipt of $2.43 billion in debt financing by the Parent, Kangaroo Holdings, Inc. Please also indicate whether or not it is conditioned on receipt of the $1.2 billion equity contribution from Bain Capital Funds, Catterton Partners Funds, and the OSI Investors.

In response to the staff’s comment, the disclosure on page 5 of the Proxy Statement has been modified.

18.	Please explain here or in another appropriate location in the proxy statement the meaning of a “20 consecutive business day marketing period” in connection with the purchasing entities’ obligation to consummate the merger.

Securities and Exchange Commission
February 28, 2007

In response to the staff’s comment, the disclosure on page 5 of the Proxy Statement has been modified. In addition, please note that a cross-reference to the section of the Proxy Statement titled “The Merger Agreement—Effective Time; The Marketing Period” is included, which section provides a detailed description of the 20-day marketing period.
Material United States Federal Income Tax Consequences of the Merger, page 5
19.	While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

In response to the staff’s comment, the disclosure on page 6 of the Proxy Statement has been modified.
Litigation, page 5
20.	Please revise to provide the date and name of the lawsuit filed in the Circuit Court of the 13th Judicial Circuit in and for Hillsborough County, Florida relating to the merger. Also, please provide us with a copy of the complaint.

In response to the staff’s comment, the disclosure on page 71 of the Proxy Statement has been modified. As requested, a copy of the complaint, as well as a copy of the complaint related to the additional lawsuit now described in the Proxy Statement, is being provided supplementally to the staff.
Treatment of Stock Options and Other Stock-Based Awards, page 6
21.	Please indicate whether or not your agreement with OSI Investors, as described in Interests of OSI’s Directors and Executive Officers in the Merger on page 4, is the only exception to the treatment under the merger outlined in this section for various options, restricted stock, and deferred compensation.

The Company’s anticipated agreement with the OSI Investors, as described in the section of the Proxy Statement titled “Interests of OSI Directors and Executive Officers in the Merger,” and the anticipated exchange of OSI common stock for Parent common stock by other members of management, are the only exceptions to the treatment under the merger outlined in such section for options, restricted stock and deferred compensation units.
Termination of Merger Agreement, page 7
22.	You indicate that OSI can terminate the merger agreement if the Parent, Kangaroo Holdings, Inc., does not “deposit sufficient cash to satisfy its obligations pursuant to the Merger Agreement within five business days” of notice by OSI. However, under Financing on page 3 you indicate that “[t]he closing of the merger is not conditioned on the receipt of the debt financing by the

Securities and Exchange Commission
February 28, 2007

Parent.” In light of this, please summarize what cash Kangaroo Holdings is required to deposit.

As stated under “Financing” on page 3, the Merger Agreement does not contain a closing condition in favor of Parent relating to Parent obtaining financing for the transaction. However, as stated on page 8 of the Proxy Statement, the Company does have the right to terminate the Merger Agreement in the event Parent has not deposited the aggregate merger consideration required for closing and, in certain circumstances, the Company will be entitled to a termination fee if this occurs. Therefore, Parent is required to deposit the merger consideration regardless of whether it has received the proceeds of the debt financing.
Termination Fees and Expenses, page 7
23.	Please disclose the amount payable by either party in the event of a termination of the merger agreement.

In response to the staff’s comment, the disclosure on page 8 of the Proxy Statement has been modified.
Q: What vote of our stockholders is required to adopt the proposals?, page 9
24.	Please state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. Refer to Item 1014(c) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 10 of the Proxy Statement has been modified.
Q: Will members of OSI’s management or board of directors...?, page 11
25.	We note that you provide the approximate percentages that Messrs. Sullivan, Basham, Gannon, Allen, Avery, Kadow, and Montgomery will each own of the fully-diluted outstanding common stock of the Parent immediately after the merger. Please provide the dollar value of this ownership, as well, and compare these figures to the percentage and corresponding dollar value that each currently owns of OSI’s common stock.

In response to the staff’s comment, disclosure has been added to page 13 of the Proxy Statement concerning the percentage of OSI common stock that is currently beneficially owned by the OSI Investors. Because of the complexity and difficulty involved in valuing options that the OSI Investors will receive in Parent, a privately held company, the Company has not included disclosure concerning the value of those percentages. In addition, the value of Parent immediately following the closing as compared to the value of OSI immediately prior to the

Securities and Exchange Commission
February 28, 2007

closing is uncertain given the significant leverage that will be incurred by Parent in the transaction.
Cautionary Statement Regarding Forward-Looking Statements, page 12
26.	Please note that the safe harbor for forward-looking statements does not apply to going private transactions. Either delete the safe harbor provisions referenced here or revise to clarify that the safe harbor does not include your securities.

In response to the staff’s comment, the disclosure on page 14 of the Proxy Statement has been modified.
Special Factors, page 18
27.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). At present, this section begins on page 18.

The Company believes that its approach to placement of the “Special Factors” section is customary as well as functional. Rule 13E-3(e)(3)(i) requires Items 7, 8 and 9 of a Schedule 13E-3 to be included in the forepart of the Proxy Statement. Because the Special Factors section begins on page 18 of a lengthy document, the Company believes that those items are currently contained in the forepart of the Proxy Statement.

28.	Please revise your disclosure to indicate why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Refer to Item 1013(c) of Regulation M-A. Consider also Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

In response to the staff’s comment, the disclosure on pages 35 and 39-40 of the Proxy Statement has been modified.
Background of the Merger, page 18
29.	Generally revise this background description to avoid references to “certain” members of the special committee, the board of directors, or management and name these individuals.

In response to the staff’s comment, the disclosure on pages 24, 26, 31 and 32 of the Proxy Statement has been modified.

30.	Each time you mention action by the board where that action was not unanimous, please provide the vote tally and discuss the reasons for the negative vote or

Securities and Exchange Commission
February 28, 2007

abstention, if known. For example, you indicate in the second full paragraph on page 22 that one independent director voted against forming a special committee.

In response to the staff’s comment, the disclosure on pages 24 and 26 of the Proxy Statement has been modified.

31.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Wachovia Securities or Piper Jaffray during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the presentations by Wachovia Securities on August 18, 2006, September 15, 2006, and October 9, 2006. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

In response to the staff’s comment, the disclosure on pages 26-28 of the Proxy Statement have been modified.

32.	From your disclosure, it appears that OSI explored some other alternatives to this merger, such as the Stockholder Value Initiative and a Leveraged Recapitalization. For any alternatives pursued, indicate why they were deemed inferior to the merger. Refer to Item 1013(b) of Regulation M-A. Your revised disclosure needs to include the alternatives considered by all the filing persons.

The Company respectfully advises the staff that the Company believes that the requested disclosure has been provided in the sections titled “Background of Merger” and “Fairness of the Merger; Recommendations of the Special Committee and our Board of Directors.” The section of the Proxy Statement titled “Background of the Merger” includes a detailed discussion and history of the Company’s Stockholder Value Initiative. This discussion describes several alternatives considered by the Company and the Special Committee, including separating or monetizing individual or multiple concepts, monetizing the Company’s real estate assets, and the Leveraged Recapitalization, wherein the Company would take on additional debt and use the proceeds to repurchase shares. In addition, the section of the Proxy Statement titled “Fairness of the Merger; Recommendations of the Special Committee and our Board” discusses in detail the Special Committee’s and the Board’s ultimate determination to pursue the proposed transaction with Bain/Catterton based on the substantially increased level of execution risk, and decreased likelihood of successful completion, of any alternatives to the merger.

Securities and Exchange Commission
February 28, 2007

33.	You indicate in the fifth paragraph on page 19 that the board of directors approved retaining Wachovia as a financial advisor on March 13, 2006. However, in the second full paragraph on page 36 you indicate that Wachovia was retained by the board of directors on April 17, 2006. Please revise to eliminate this apparent inconsistency.

In response to the staff’s comment, the disclosure on page 23 of the Proxy Statement has been modified.

34.	In addition, you indicate in the last paragraph on page 31 that Wachovia both advised OSI regarding the Leveraged Recapitalization and rendered additional services to OSI “in the past.” Please describe any material relationship between Wachovia and OSI and between OSI and Piper Jaffray that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 37 of the Proxy Statement has been modified.

35.	Please more fully detail the special committee’s deliberations regarding conducting an auction process, as specified at the top of page 23. Summarize the reasons considered either in favor or against an auction process and further describe why an auction process was not pursued.

In response to the staff’s comment, the disclosure on page 27 of the Proxy Statement has been modified.

36.	You state at the top of page 24 that Piper Jaffray was contacted on October 16, 2006 regarding rendering a fairness opinion. Please indicate how Piper Jaffray was selected to perform this analysis. For example, were other parties considered? If not, why not? Refer to Item 1015(b)(3) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 28 of the Proxy Statement has been modified.

37.	Please indicate whether or not Wachovia at any time recommended the amount of consideration to be paid for shares as part of the merger agreement. Refer to Item 1015(b)(5) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 26 of the Proxy Statement has been modified.

38.	Please explain what the “voting arrangements” are that Bain/Catterton did not request the OSI investors enter into, as discussed in the second full paragraph on page 24.

Securities and Exchange Commission
February 28, 2007

In response to the staff’s comment, the disclosure on page 28 of the Proxy Statement has been modified.

39.	Please outline the “open issues” you mention at the October 24, 2006 special committee meeting, as referenced in the fourth full paragraph on page 25.

In response to the staff’s comment, the disclosure on page 30 of the Proxy Statement has been modified.

40.	You indicate that “more than one director” did not support the Bain/Catterton transaction as of October 29, 2006 meeting. Please indicate how many directors opposed the transaction at this point and the reasons for their opposition.

In response to the staff’s comment, the disclosure on page 31 of the Proxy Statement has been modified.

41.	Please specify how many members of management and Founders were “not supportive of a potential Leveraged Recapitalization as an alternative to a Bain/Catterton transaction,” as referenced in the first full paragraph on page 27, the reasons for their lack of support, if known, how many indicated that they might resign “if a Leveraged Recapitalization, and not the transaction with Bain/Catterton, were pursued,” and why they indicated that they might resign, if known.

In response to the staff’s comment, the disclosure on page 31 of the Proxy Statement has been modified.

42.	Please indicate why the compensation committee amended OSI’s employment agreements with Mr. Allen, Mr. Avery, and Mr. Kadow to provide for certain change in control severance benefits, as you mention in the third full paragraph on page 28. For example, if this was done to implement the merger agreement, then state this fact.

In response to the staff’s comment, the disclosure on page 33 of the Proxy Statement has been modified.
Fairness of the Merger, page 29
43.	Please indicate the reasons for the abstention on voting by Mr. Sullivan, Mr. Basham, and Mr. Allen. Refer to Item 1014(a) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 34 of the Proxy Statement has been modified.

44.	Please revise the first bullet point on page 30 to explain how the board and the special committee considered OSI’s historical and current financial performance and result, etc. What about these factors allowed the board and committee to

Securities and Exchange Commission
February 28, 2007

make their fairness determination and why were these factors viewed as positive in the board and committee’s analysis. Please apply this comment to the references to the directors’ knowledge and understanding of the OSI and management’s projections and business plan in the sixth bullet point on page 30.

In response to the staff’s comment, the disclosure on page 35 of the Proxy Statement has been modified.

45.	Refer to the seventh and eighth bullet points on page 30. Please explain what, if any, consideration the board and committee gave to the financial advisors using different discount rates in their discounted cash flows analyses. We note that Wachovia’s top discount rate is lower than Piper Jaffray’s low discount rate.

Wachovia and Piper Jaffray presented their discounted cash flow analyses to the Board and the Special Committee at their respective November 5, 2006 meetings during which the merger was approved. At these meetings, Wachovia and Piper Jaffray explained to the Board and the Special Committee the assumptions underlying their discounted cash flow analysis, including the discount rates applied in their analysis. We note that although there is incongruity in the discount rates, as applied, Wachovia and Piper Jaffray each separately concluded that the merger consideration is fair from a financial point of view to the Company’s stockholders (other than the OSI Investors).

46.	We note that the special committee and the board of directors considered the financial advisors’ presentations and opinions regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee and the board of directors adopted the financial advisors’ analysis and opinion and whether the board of directors adopted the special committee’s analysis and opinion.

In response to the staff’s comment, the disclosure on pages 35 and 39 of the Proxy Statement has been modified.

47.	Please indicate why 50 days was chosen for the “post-signing marketing test” you reference in the second bullet point on page 31, as opposed to a longer period of time, and whether the special committee and board of directors believe this was sufficient time for parties interested in making a bid to conduct due diligence.

The 50-day period was the result of arm's-length negotiations between counsel for the Special Committee and counsel for the Buyers. In addition, it is important to understand that, although the length of the post-signing solicitation period was 50 days, any parties that were interested in pursuing a transaction with the Company need not have fully completed their due diligence by the end of this period. Rather, by the end of the 50-day period, interested parties need only have provided the Company with a written indication of interest that the Special

Securities and Exchange Commission
February 28, 2007

Committee could have reasonably believed was bona fide and could have reasonably expected to result in a superior proposal. If the Special Committee was able to make such a determination, the interested party would have been deemed an “excluded party” and the Special Committee could have continued to cooperate with such party’s due diligence efforts. In agreeing to 50 days as the length of the post-signing marketing test period, the Special Committee, after consultation with its advisors, believed that such a period would provide ample time to allow any potentially interested party to provide such a written indication of interest. The second bullet point on page 36 of the Proxy Statement has been modified to explicitly state this conclusion. The Special Committee also noted the advice of its financial and legal advisors that most post-signing marketing test periods ranged from 15 to 30 days and that a period as long as 50 days was rare.

48.	Refer to the events of October 31, 2006, as described on page 27. Please revise your disclosure to address how, if at all, those events affected the committee’s and the board’s fairness determination.

In response to the staff’s comment, the disclosure on page 32 of the Proxy Statement has been modified.

49.	Clarify how the board and special committee reached a conclusion that the transaction is procedurally fair, as outlined on pages 31 and 32, in the absence of the procedural safeguard set forth in Item 1014(d) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 35 of the Proxy Statement has been modified.
Position of the OSI Investors Regarding Fairness of the Merger, page 33
50.	Refer to our related comment above. Each filing party must address the factors itemized in Instruction 2 to Item 1014 of Regulation M-A in support of their fairness determination. To the extent any filing party relies on the analysis of another party with respect to any of the factors, the filing party must specifically adopt the analysis of the other party. See Item 1014(b) of Regulation M-A and Q&As numbers 5 and 21 in Exchange Act Release No. 34-17719.

In response to the staff’s comment, the disclosure on page 39 of the Proxy Statement has been modified.

51.	Please describe whether or not each filing person considered the purchase price paid in purchases of company stock by OSI during the last two years, as provided

Securities and Exchange Commission
February 28, 2007

in the chart on page 59. If not, please explain why not. Refer to Instruction 2(vi) to Item 1014 of Regulation M-A.

The Company’s stock repurchases over the last two years were effected primarily to offset the dilutive effect of stock option exercises. The purchase price paid in such repurchases was therefore based on the trading price of the Company’s common stock at the time. As a result, the filing persons did not view the prices of those purchases as relevant beyond indicating the trading price of the common stock during that period.

52.	You state in the third bullet point on page 32 that “at various times over the past several years, OSI common stock has traded in excess of the $40.00 merger consideration” and in the first bullet point on page 35 that OSI common stock has traded “at a price significantly greater than $40.00 per share during the past twelve months.” Given this, please explain why the board, special committee, and OSI Investors chose to compare the $40.00 to be received by shareholders in the merger to the closing price of shares of OSI common stock over a 90-day period rather than over a longer period.

The Special Committee, the Board and the OSI Investors did compare the $40.00 per share merger consideration to recent stock prices and to stock prices over a longer period of time. The reference to comparing the $40.00 per share merger consideration to the closing price of OSI common stock over a 90-day period is in the context of the material positive factors considered by the Board, the Special Committee and the OSI Investors. As pointed out in the comment, the Special Committee, the Board and the OSI Investors also considered the adverse factor associated with the merger that OSI common stock had traded in excess of $40.00 per share during the past 12 months.
Opinion of Wachovia Securities, LLC, page 36
Opinion of Piper Jaffray & Co., page 42
53.	Please furnish us with a supplemental copy of the board book and any other materials prepared by Wachovia in connection with the fairness opinion.

The Company has filed as exhibits to the Schedule 13E-3 the presentation delivered by Wachovia to the Board and the Special Committee at their respective November 5, 2007 meetings during which they approved the merger transaction as well as all other materials provided by Wachovia to the Special Committee and the Board in connection with their consideration of the merger transaction.

54.	We note your disclosure in the third full paragraph on page 36 that Wachovia Securities was retained to determine “whether the consideration to be paid in the transaction is fair from a financial point of view to OSI’s stockholders, other than the OSI Investors” and in the first full paragraph on page 42 that Piper Jaffray was retained to determine “whether the consideration to be received by our

Securities and Exchange Commission
February 28, 2007

stockholders (other than the OSI Investors) in the merger is fair to such stockholders from a financial point of view.” Please revise to state whether Wachovia Securities and Piper Jaffray were retained to act solely on behalf of unaffiliated common stockholders. Refer to Item 1014(d) of Regulation M-A.

In response to the staff’s comment, the disclosure on pages 42 and 48 of the Proxy Statement has been modified.

55.	For each analysis performed by the financial advisors, please explain why each valuation technique was used. What is it intended to show? In addition, state whether, and to the extent practicable, the utility of each analysis conducted. We offer some additional guidance in our comments below.

In response to the staff’s comment, the Proxy Statement has been revised to explain why each valuation technique was utilized. Please see the revised disclosure on pages 44-47 and 51-53 of the Proxy Statement.

56.	Please define technical terms the first time that they are used. For example, under Discounted Cash Flow Analysis on page 39, define what “exit multiples” and “perpetuity growth rates” are. Revise here and throughout the filing to define technical terms when they are first used in reference to Wachovia or Piper Jaffray.

In response to the staff’s comment, the disclosure on pages 45, 46 and 53 of the Proxy Statement has been modified.

57.	Wherever assumptions are made, please explain the basis for your assumptions. For example, explain how you developed your range of exit multiples from 6.5x to 7.5x and your range of perpetuity growth rates of 1.5% to 2.5% in Wachovia’s Discounted Cash Flow Analysis on page 39, and how you developed five-year returns on equity of 19% to 25% in Wachovia’s Leveraged Buyout Analysis on page 40. Revise here and throughout the filing to provide the basis for all assumptions made by either Wachovia or Piper Jaffray.

In response to the staff’s comment, the disclosure on pages 46 and 53 of the Proxy Statement has been modified.
Comparable Companies Analysis, page 38
58.	Please revise to disclose the data underlying the results described in the Comparable Companies, the Discounted Cash Flows, and Comparable Transactions analyses conducted by Wachovia and the Comparable Companies, Comparable M&A Transactions, and Discounted Cash Flows analyses conducted by Piper Jaffray and to show how that information resulted in the values disclosed.

Securities and Exchange Commission
February 28, 2007

In response to the staff’s comment, the disclosure on pages 45 and 53 of the Proxy Statement has been modified.

59.	Please explain how you used “projections and estimates provided by OSI’s management,” as stated at the top of page 39, in your comparable companies analysis. Also, please include a cross-reference to the disclosure of those projections each time you refer to them in both advisors’ disclosure sections.

In response to the staff’s comment, the disclosure on page 44 of the Proxy Statement has been modified.

60.	Please indicate whether or not the multiples “ranging from 7.9x to 9.2x” were derived from all of the comparable companies listed here or whether some of them were excluded from the analysis and why. In addition, do the multiples represent the multiple of EBITDA implicit in the public trading value of each company that you did use?

In response to the staff’s comment, the disclosure on page 45 of the Proxy Statement has been modified.
Discounted Cash Flow Analysis, page 39
61.	Please explain why you used exit multiples ranging from 6.5x to 7.5x here instead of those ranging from 6.0.x to 8.0x that you used in your leveraged buyout analysis.

In response to the staff’s comment, the disclosure on page 45 of the Proxy Statement has been modified.
Analysis of Transactions Premiums Paid, page 41
62.	Refer to the last sentence of this section. Please explain what effect the sale prices indicated there had on Wachovia’s analysis. What is the relevance of this disclosure?

In response to the staff’s comment, the last sentence of this section has been deleted.
Miscellaneous, page 41
63.	In addition to providing the formula used to calculate the fee paid to Wachovia Securities, please provide the dollar amount of the fee.

In response to the staff’s comment, the disclosure on page 48 of the Proxy Statement has been modified.

Securities and Exchange Commission
February 28, 2007

64.	We note your disclosure that Wachovia and Piper Jaffray have, in the past, provided services to members of the buyout group and their affiliates. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A. Please include a quantification of fees paid to the financial advisors instead of stating an advisor received “customary fees.”

The Company respectfully advises the staff that the Company believes that the disclosure contained in the Proxy Statement to the effect that Wachovia and Piper Jaffray have provided services to Bain Capital and/or its portfolio companies in the past and received customary fees in exchange for those services contains the material information a shareholder needs to evaluate the fairness opinion and the independence of the firm rendering the opinion and that the provision of additional disclosure of the exact dollar amount of those fees does not add information which would be material to a shareholder’s evaluation.
Premiums Paid Analysis, page 45
65.	We note that you found that the merger transaction “was within the range of values” for the subset of 26 transactions in which the acquirer was a “financial sponsor or a private equity consortium.” However, the data you provided indicates that the merger transaction was not within the range of values for the 160 transactions in your overall dataset. Please explain why the merger transaction was within the range of the former but not within the range of the latter. For example, if acquirers tend to pay less when they are financial sponsors or private equity consortiums, please so state and explain why this is the case, if known.

The Company respectfully advises the staff that Piper Jaffray did in fact find that the merger transaction was within the range of values for both of the referenced datasets, and has revised the disclosure on page 53 of the Proxy Statement accordingly.
Certain Effects of the Merger, page 48
66.	Please explain to us why in the chart on page 50 Mr. Gannon is the only person to see his percentage ownership, net earnings, and net book value decrease after the merger.

Mr. Gannon’s percentage ownership, interest in net earnings and interest in net book value decrease after the merger because he is contributing less of his Company common stock (as a percentage of his total Company common stock) to Parent than the other founders and the executive officers and will instead receive cash for a number of his shares like other stockholders. In addition, although Mr. Gannon is important to the business, he has not been as involved in the business as the other founders during recent years and is not expected to be as involved as the other founders in the future.

Securities and Exchange Commission
February 28, 2007

Financing, page 50
67.	You indicate that there will be approximately $230 million in “fees and expenses in connection with the transaction and for other purposes.” However, Wachovia estimates transaction fees and expenses at $100 million on page 6 of exhibit (c)(3). Please revise to eliminate this inconsistency or advise.

In response to the staff’s comment, the disclosure on page 58 of the Proxy Statement has been modified.
Interests of Our Directors and Executive Officers in the Merger, page 55
68.	Please disclose the amount of consideration to be received by each of your officers and directors from each source, whether securities being cashed out in the merger, change of control payments, options being cashed out, etc. Please consider a tabular presentation such that securityholders are able to easily understand the disclosure. Also, please provide a breakdown of amounts disclosed for a group of individuals such as the management fee of $5.6 million to be paid to Mr. Sullivan, Mr. Basham and Mr. Gannon.

In response to the staff’s comment, the disclosure on page 66 of the Proxy Statement has been modified and indicated in a table as suggested.
Related Party Transactions, page 58
69.	We note your disclosure in this section refers to the “OSI Investors.” Please revise to include the information for all persons named in response to Item 1003 of Regulation M-A.

In response to the staff’s comment, the disclosure on pages 66 and 67 of the Proxy Statement has been modified.
Appraisal Rights, page 61
70.	Please describe any provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person. If none, so state. Refer to Item 1004(e) of Regulation M-A.

In response to the staff’s comment, the disclosure on page 218 of the Proxy Statement has been modified.
Material United States Federal Income Taxes, page 61
71.	Please describe the federal income tax consequences of the merger to each filing party on the Schedule 13E-3. See Item 1013(d) of Regulation M-A.

Securities and Exchange Commission
February 28, 2007

As contemplated under the Merger Agreement, each of Messrs. Basham, Gannon and Sullivan is expected to acquire, and Kangaroo Holdings is expected to issue to such person, a number of shares of common stock of Kangaroo Holdings in exchange for the contribution of such person’s shares of OSI common stock to Kangaroo Holdings. This exchange is intended to qualify as a tax-free exchange with respect to each such stockholder under Section 351 of the Internal Revenue Code. The disclosure on page 71 of the Proxy Statement has been modified accordingly.

With respect to their shares of OSI common stock not contributed to Kangaroo Holdings, Inc., each of Messrs. Basham, Gannon and Sullivan will receive cash equal to the per share merger consideration to be received by OSI’s other stockholders in the merger. For U.S. federal income tax purposes, the disposition of these shares of OSI common stock pursuant to the merger generally is expected to be treated as a sale of OSI common stock for cash by each of Messrs. Basham, Gannon and Sullivan. Accordingly, the U.S. federal income tax consequences are expected to be the same as those already described in the second half of page 70 of the Proxy Statement.

72.	Delete the references to this discussion being for “general information only.” Securityholders are entitled to rely upon the discussion.

In response to the staff’s comment, the disclosure in the Proxy Statement has been revised to remove the “general information only” references.

73.	While you may recommend that securityholders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and elsewhere in your offer document.

In response to the staff’s comment, the disclosure on pages 69 and 71 of the Proxy Statement has been modified.
Litigation, page 63
74.	Please summarize all material allegations, rather than indicating that “[t]he complaint alleges, among other things, . . .” In addition, please summarize the status of this litigation. For example, state if any response to the complaint has been filed and any preliminary findings made by the court.

In response to the staff’s comment, the disclosure on pages 71-72 of the Proxy Statement has been modified.
Financial Forecasts, page 208
75.	You state here that the financial forecasts provided to Wachovia and Piper Jaffray were “prepared by, and is the responsibility of, OSI management.”

Securities and Exchange Commission
February 28, 2007

Please clarify whether the special committee and the board reviewed, for accuracy and completeness, the financial forecasts provided by management to Wachovia and Piper Jaffray. In addition, tell us why Wachovia and Piper Jaffray assumed the reasonableness of the financial forecasts provided by management, as indicated in the paragraph following the bullet points on page 37 and in the third full paragraph on page 47, respectively, instead of reaching such a conclusion based on their own review of the information and on their own expertise.

On August 14, 2006, management delivered a presentation to the Board concerning the Leveraged Recapitalization and other matters. As part of this presentation, management presented to the Board the financial forecasts that were later provided to Wachovia and Piper Jaffray. Following management’s presentation, the Board discussed, among other things, the accuracy and completeness of the financial forecasts presented by management.

The Special Committee permitted Wachovia and Piper Jaffray to assume the reasonableness of the financial forecasts provided by management pursuant to their engagement letters approved by the Special Committee. Wachovia and Piper Jaffray were engaged by the Special Committee solely to provide fairness opinions and, in the case of Wachovia, to provide advisory and investment banking services. This engagement does not encompass the financial due diligence and auditing that would be required to refute forecasts provided by the management of the Company as unreasonable. Furthermore, the Company believes, and has been informed by counsel to Wachovia and Piper Jaffray that they also believe, that it is customary for investment banks performing functions similar to those performed by Wachovia and Piper Jaffray to assume the reasonableness of the financial forecasts provided by management.

76.	Please provide all financial forecasts and any other non-public information used by Wachovia and Piper Jaffray in formulating their fairness opinions. We note, for example, that the “Management’s Downside Case” referenced by Wachovia on page 11 of exhibit (c)(3) is not provided here. In addition, you indicate in the second bullet point on page 37 that OSI’s management provided Wachovia with “certain business, financial and other information regarding OSI and its prospects” that appear to be in addition to the financial projections provided to Wachovia. Also, Piper Jaffray states on page 8 of exhibit (c)(4) that it received “[h]istorical and projected financial data” prepared by OSI management that appears to be in addition to the financial projections that it received.

Securities and Exchange Commission
February 28, 2007

Wachovia and Piper Jaffray have informed the Company that all financial forecasts and any other non-public information used by them in formulating their fairness opinions are included in their respective presentations. The “Management’s Downside Case” referenced by Wachovia on page 11 of exhibit (c)(3) can be found in the Appendix of such exhibit.
Proxy Card
77.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the staff’s comment, the Company has modified the form of proxy, clearly identifying it as preliminary.
* * * * * * * * * * * * * * * * * *
          Each filing person acknowledges that:
•  such filing person is responsible for the adequacy and accuracy of the disclosure in the filings concerning such person; but none of them is responsible for the adequacy or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate;
•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•  such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          On behalf of the Company and the special committee, we respectfully request that the staff review Amendment No. 1 and this response letter as expeditiously as possible. In light of the merger agreement provisions, it is important that the special meeting of the company’s stockholders be held at the earliest possible date and, in any case, prior to the end of April 2007.

Very truly yours, David A. Katz

Enclosures

cc:	Joseph J. Kadow, OSI Restaurant Partners, Inc.
John M. Gherlein, Baker & Hostetler LLP
Jane Goldstein, Ropes & Gray LLP
Christopher Henry, Ropes & Gray LLP
Laura Mutterperl, Kirkland & Ellis LLP
Richard A. Susko, Cleary, Gottlieb, Steen & Hamilton LLP
Charles I. Weissman, Dechert LLP